SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

UGLY DUCKLING CORPORATION

(Name of Subject Company)

UGLY DUCKLING CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

903512 10 1
(CUSIP Number of Class of Securities)

Frank P. Willey
Chairman of the Special Transaction Committee of the Board of Directors
c/o P. Robert Moya, Esq.
Quarles & Brady Streich Lang LLP
One Renaissance Square
Two N. Central Avenue
Phoenix, Arizona 85004-2391
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

P. Robert Moya, Esq.
Quarles & Brady Streich Lang LLP
One Renaissance Square
Two N. Central Avenue
Phoenix, Arizona 85004-2391

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on December 7, 2001, by Ugly Duckling Corporation (“Ugly Duckling” or the “Company”), a Delaware corporation.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

         Amendment of Offer and Merger Agreement.

         On November 26, 2001, Ernest C. Garcia, II, commenced a tender offer to purchase all of the Common Stock of the Company not currently owned by Mr. Garcia at a price of $2.51 per share on the terms and conditions set forth in his Offer to Purchase dated November 26, 2001 which was filed with the SEC on November 26, 2001 by Mr. Garcia as an exhibit to Schedule TO (the “Initial Schedule TO”) and related Letter of Transmittal (together with the Offer to Purchase, the “Offer”).

         On December 10, 2001, UDC Acquisition Corp. (the “Purchaser”), an affiliate of Mr. Garcia, UDC Holdings Corp. (the owner of all of the outstanding shares of the Purchaser), the Company, Mr. Garcia and Gregory B. Sullivan reached a definitive agreement (the “Merger Agreement”) which provides for, among other things, (i) an increase in the price per share of Common Stock to be paid pursuant to the Offer from $2.51 per share to $3.53 per share, in cash, (ii) the amendment and restatement of the conditions to the Offer and (iii) the merger of Purchaser (or another direct or indirect wholly-owned subsidiary of UDC Holdings Corp.) with and into the Company (the “Merger”) at the same per share price as the tender offer as promptly as is practicable following the consummation of the Offer. A copy of the Merger Agreement is included as an exhibit to the Amended Schedule TO. A copy of the press release announcing the Merger Agreement is attached as an exhibit to this Statement.

ITEM 4. The Solicitation or Recommendation.

         When UDC Acquisition Corp. supplements its offer to purchase, Ugly Duckling will prepare and mail to its stockholders a letter transmitting its position in compliance with the Rule 14e-2 and will further amend this Schedule 14D-9.

ITEM 8. Additional Information.

         Litigation

         On March 20, 2001, a stockholder derivative complaint was filed, purportedly on behalf of the Company, in the court of Chancery for the State of Delaware in New Castle County, captioned Berger v. Garcia, et al., No. 18746NC. The complaint alleges that the Company’s current directors breached fiduciary duties owed to the Company in connection with certain transactions between the Company and Mr. Garcia and various entities controlled by Mr. Garcia. The complaint was amended on April 17, 2001 to add a second cause of action, on behalf of all persons who own Common Stock and their successors in interest, which alleges that the Company’s current directors breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of the outstanding shares of Common Stock not owned by him. The Company is named as a nominal defendant in the action. The original cause of action seeks to void all transactions deemed to have been approved in breach of fiduciary duty and recovery by the Company of alleged compensatory damages sustained as a result of the transactions. The second cause of action seeks to enjoin the Company from proceeding with the proposed acquisition by Mr. Garcia, or, in the alternative, awarding compensatory damages to the class.

         Following Mr. Garcia’s offer in early April 2001 to purchase all outstanding shares of Common Stock, five additional and separate purported stockholder class action complaints were filed between

April 17, and April 25, 2001 in the Court of Chancery for the State of Delaware in New Castle County. They are captioned Turberg v. Ugly Duckling Corp., et al., No. 18828NC, Brecher v. Ugly Duckling Corp., et al., No. 18829NC, Suprina v. Ugly Duckling Corporation, et al., No. 18830NC, Benton v. Ugly Duckling Corp., et al., No. 18843NC. These lawsuits were very similar to the lawsuits that were filed in connection with Mr. Garcia’s offer to take the Company private in early October of 2000. Mr. Garcia withdrew his offer to take the Company private in the latter part of October 2000, and in March of 2001 all of the outstanding lawsuits filed in connection with that offer were voluntarily dismissed by the plaintiffs.

         With respect to the lawsuits filed in April of 2001, each complaint alleges that the Company, and its directors, breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of the outstanding shares of Common Stock not owned by him. The complaints seek to enjoin the proposed acquisition by Mr. Garcia and to recover compensatory damages caused by the proposed acquisition and the alleged breach of fiduciary duties. All of these cases were consolidated June 5, 2001.

         In September of 2001, Mr. Garcia withdrew his offer to purchase the outstanding Common Stock. On November 26, 2001 Mr. Garcia initiated the Offer. Prior to doing so, on November 16, 2001, Mr. Garcia announced his intention of initiating the Offer. That same day, the plaintiffs amended the consolidated cases to re-allege the derivative claims and replaced the class claims related to the April 16th proposal with class claims challenging and seeking to enjoin the Offer. The amended complaint alleges that the defendants have breached or aided and abetted in the breach of their fiduciary duties, and seeks to void the transactions challenged in the derivative claims and recover compensatory damages on behalf of the purported class and the Company.

         On December 9, 2001, the Company, Mr. Garcia and the other defendants entered into an agreement in principle with the plaintiffs to settle all pending litigation relating to allegations that the Company and its directors breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all outstanding shares of Common Stock of the Company not owned by him and certain related party transactions involving the Company and Mr. Garcia or affiliates of Mr. Garcia, conditioned upon the amendment of the Offer to include the terms and provisions described above, and upon other conditions set forth in the agreement.

ITEM 9. Exhibits.

         The following are exhibits to this Statement.

Exhibit No.	Description

(1)*	Letter to Stockholders dated December 7, 2001

(2)*	Selected Sections of the Company’s Proxy Statement dated November 14, 2001

(3)*	Company’s Press Release dated December 4, 2001

(4)**	Agreement and Plan of Merger, dated as of December 10, 2001, by and among Ugly Duckling Corporation, UDC Acquisition Corp., Ernest C. Garcia, II and Gregory B. Sullivan

(5)**	Company’s Press Release, dated December 10, 2001

*	Previously filed with the SEC on December 7, 2001 as an exhibit to the Company’s Schedule 14D-9.

**	Filed herewith.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UGLY DUCKLING CORPORATION

By:	/s/ JON D. EHLINGER

Name: Title:	Jon D. Ehlinger Vice President, Secretary and General Counsel

Dated: December 10, 2001

EXHIBIT INDEX

Exhibit No.	Description

(1)*	Letter to Stockholders dated December 7, 2001

(2)*	Selected Sections of the Company’s Proxy Statement dated November 14, 2001

(3)*	Company’s Press Release dated December 4, 2001

(4)**	Agreement and Plan of Merger, dated as of December 10, 2001, by and among Ugly Duckling Corporation, UDC Acquisition Corp., Ernest C. Garcia, II and Gregory B. Sullivan

(5)**	Company’s Press Release, dated December 10, 2001

*	Previously filed with the SEC on December 7, 2001 as an exhibit to the Company’s Schedule 14D-9.

**	Filed herewith.